UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR

                        For Period Ended: August 31, 2010

                       ☐ Transition Report on Form 10-K
                       ☐ Transition Report on Form 20-F
                       ☐ Transition Report on Form 11-K
                       ☐ Transition Report on Form 10-Q
                       ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

LAZARE KAPLAN INTERNATIONAL INC.

Full Name of Registrant

 Former Name if Applicable

19 West 44th Street

Address of Principal Executive Office (Street and Number)

New York, New York 10036

City, State and Zip Code

 PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

Lazare Kaplan International Inc. (the “Company”) has determined that it is unable to timely file its Annual Report on Form 10-Q (the “Q1 Form 10-Q”) for the fiscal quarter ended August 31, 2010 (“Q1 2011”).

As reported in previous Forms 12b-25 filed with respect to the Company’s Annual Reports on Form 10-K for the fiscal years ended May 31, 2009 and 2010 and the Forms 12b-25 filed with respect to the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended August 31, 2009, November 30, 2009 and February 28, 2010, the Company has been unable to resolve a material uncertainty concerning (a) the collectability and recovery of certain assets, and (b) the Company’s potential obligations under certain lines of credit and a guaranty (all of which, the “Material Uncertainties”). As the Company is unable to assess the potential effect the ultimate resolution of these matters will have on the financial position and results of operation of the Company, the Company (i) has been unable to finalize its financial statements for the above-referenced fiscal years or file its Annual Reports on Form 10-K with respect to those fiscal periods, (ii) has been unable to finalize its financial statements for the above-referenced fiscal quarters or file its Quarterly Reports on Form 10-Q with respect to those fiscal periods and (iii) has been unable to finalize its financial statements for Q1 2011 or file its Q1 Form 10-Q.

The Company is aggressively working to resolve the Material Uncertainties and believes that once they are resolved, it will be in a position to finalize its financial statements for each of the above referenced fiscal periods and file all applicable Forms 10-K and Forms 10-Q with the Securities and Exchange Commission. Please refer to the Forms 8-K filed by the Company on September 1, 2009, September 16, 2009, October 21, 2009, January 15, 2010, April 14, 2010 and August 31, 2010.

Forward-Looking Statements

The information provided in this Form 12b-25, including in this Part III and Part IV below, includes forward-looking statements, including, without limitation, statements regarding financial information, the estimated timing for the completion of the Company’s financial statements and the filing of the Company’s periodic reports with the SEC.

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Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by the Company’s management, and on information currently available to management. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events. A number of important factors could cause actual result to differ materially from those contained in any forward-looking statements.

 PART IV - OTHER INFORMATION

 (1) Name and telephone number of person to contact to this notification

William H. Moryto                                                                              (212)                     972-9700

 (Name)                                                                                            (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                  ☐ Yes ☒ No

As further detailed in Part III above, the Company has not yet filed its Annual Reports on Form 10-K for the fiscal years ended May 31, 2009 and 2010 or its Quarterly Reports on Form 10-Q for the quarterly periods ended August 31, 2009, November 30, 2009 and February 28, 2010.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, at this time, the Company is unable to resolve the Material Uncertainties. As such, the Company cannot report its results of operations for Q1 2011, except as set forth below.

The Company anticipates that its reported results of operations for Q1 2011 will reflect significant changes from the corresponding period of the last fiscal year. However, the Company, at this time, can only give a reasonable estimate of its anticipated net sales for Q1 2011, which is subject to the completion of the Company’s audits for its fiscal year ended May 31, 2009 and fiscal year ending May 31, 2010.

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The Company anticipates net sales of approximately $33.2 million for Q1 2011 as compared to net sales of $74.2 million for the corresponding period of the last fiscal year.  The decrease in net sales reflects increased polished diamond sales offset by reduced rough diamond trading volume.

Although there are early signs of improving trends, current adverse conditions continue to impact the sectors of the diamond and jewelry industry in which the Company operates. Diamond and jewelry purchases are ultimately dependant on the availability of consumer discretionary spending. Uncertainties regarding future economic prospects and a decline in consumer confidence during the fiscal years ended 2009 and 2010 and continuing in Q1 2011 translated into lower purchases and sales by diamond retailers, wholesalers and producers and adversely impacted the Company's operations.

In addition, the inability of the Company to timely resolve the Material Uncertainties has adversely impacted the Company's ability to transact business in the ordinary course to the same extent and in the same manner as it did previously. This includes, without limitation, the ability of the Company to maintain and/or expand its operations.

 During Q1 2011, the Company continued to focus its efforts on cash flow while reducing operating costs and manufacturing overhead. Gross margins remained under significant pressure as a result of price competition, overhead absorption and inventory valuation considerations.

The Company is not, at this time, in a position to give a reasonable estimate as to the Company’s gross margin and income before income taxes, among other results of operations.

 LAZARE KAPLAN INTERNATIONAL INC.

 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 15, 2010	By:	/s/ William H. Moryto
William H. Moryto, CFO and Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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